UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08009

Frankfort Tower Industries, Inc.
(Exact name of registrant as specified in its charter)

3595 West State Road 28, Frankfort, Indiana  46041; telephone number: (205) 422-9736
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.01 par value
(Title of each class of securities covered by the Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-	☐

Approximate number of holders of record as of the certification or notice date:  Zero

Pursuant to the requirements of the Securities Exchange Act of 1934 Frankfort Tower Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

June 16, 2009	FRANKFORT TOWER INDUSTRIES, INC.

	By:	/s/ Horace Ward
Horace Ward, Bankruptcy Administrative Officer